Filed Pursuant to Rule 433

Registration No. 333-115405

$125,000,000 5.550% Senior Notes Due December 1, 2036

Final Terms and Conditions

Issuer:	Wisconsin Public Service Corporation

Issue Format:	SEC Registered

Ratings:	Aa2/A+ (Negative Credit Watch / Negative Credit Watch)

Note Type:	Fallaway First Mortgage Bonds

Total Principal Amount:	$125,000,000

Pricing Date:	November 27, 2006

Settlement Date:	December 1, 2006

Maturity Date:	December 1, 2036

Interest Payment Dates:	Each June 1st and December 1st, commencing on June 1, 2007

Reference Benchmark:	UST 4.500% due 2/2036

Benchmark Price:	97-24+

Benchmark Yield:	4.640%

Re-offer Spread:	T + 95 bps

Re-offer Yield:	5.590%

Coupon:	5.550 semi-annual

Re-offer / Issue Price:	99.421%

Make-Whole Call:	T + 15 bps

Minimum Denominations:	1,000 x 1,000

Use of Proceeds:	General Corporate Purposes

CUSIP:	976843BE1

Joint Bookrunners:	UBS Investment Bank, Wachovia Securities

Co-Managers:	Wedbush Morgan, BMO Capital Markets, Williams Capital

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank toll-free at 1-888-722-9555, ext 1088 or through your usual contact at UBS Securities LLC